SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE TWO THOUSAND FIVE HUNDRED- TWELFTH  MEETING OF THE EXECUTIVE BOARD OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

We hereby certify, for due purposes, that the Eletrobras Executive Board held a meeting at the Company’s main office at Av. Presidente Vargas nº 409 – 13º andar, Rio de Janeiro – RJ, on October 24, 2013 at 9 a.m., the CEO, Mr. JOSÉ DA COSTA CARVALHO NETO chaired the meeting and the following members were present: the acting Chief Administration Officer MANOEL AGUINALDO GUIMARÃES (acting Chief Administration Officer), MARCOS AURÉLIO MADUREIRA DA SILVA (Chief Distribution Officer), ARMANDO CASADO DE ARAUJO (Chief Financial and Investor Relation Officer), Mr. EGIDIO SCHOENBERGER General Coordinator of the Generatin Officer, replacing RENATO SOARES SACRAMENTO, (acting Chief Generation Officer),  Sr. MARCOS SIMAS PARENTONI, replacing Mr. JOSÉ ANTONIO MUNIZ LOPES (Chief Transmission Officer), that is on vacation. Also present:  LUIZ AUGUSTO P.A. FIGUEIRA, Chief Superintendent of Planning, Strategic Management and Sustainability and ANTONIO FREDERICO PEREIRA DA SILVA, Legal Council. DECISION: RES-754/2013.  1.  approve the appointment of LUIS HIROSHI SAKAMOTO as acting Distribution Director as of 10.25.2013, replacing MARCOS AURÉLIO MADUREIRA DA SILVA, due to the latter’s leave of absence, in accordance with the provisions of Article 32, Paragraph 2 of the company’s Bylaws, with authorization to practice, during the interim office, all acts fit for the Chief Distribution Officer, regardless of their nature; 2. determine that the Chief Financial Officer - DF and the Chief Administration Officer - DA, through the Information Technology Department - DAI, Personnel Management Department - DAG and Organizational Development Department - DAO adopt the necessary measures to comply with this resolution. Nothing more to be discussed, the CEO closed the meeting, determining the issuance of this certificate which was duly read and approved, and signed by me, MARIA SILVIA SAMPAIO SANT’ANNA, Acting Secretary General of the Executive Board. The remaining deliberations approved in this meeting were omitted from these drafts, as they are Corporate business, supported by the duty of secrecy of the Administration, in accordance to Article 155 of Law nº 6.404”, and therefore, not subject to the rules stated in the sole paragraph of Article 142 of the mentioned Law.

Rio de Janeiro, October 24, 2013.

MARIA SILVIA SAMPAIO SANT’ANNA
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.